March 11, 2005

Via Fax and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Yolanda Crittendon

Re: Cash Technologies, Inc. File 000-24569

Dear Ms. Crittendon:

By letter dated February 15, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided Cash Technologies, Inc., with comments to the Cash Technologies Annual Report on Form 10-KSB for the year ended May 31, 2004 and the Quarterly Reports on Form 10-QSB for the periods ended August 31, 2004 and November 30, 2004. This letter contains responses to the Staff’s comments. For convenience, we have repeated the Staff’s comments immediately above our responses, and the numbers of the responses, correspond to the numbered comments in the letter from the Staff.

We have reviewed and considered each of the Staff’s comments and have provided the Staff with an explanation for each comment. Other than as explained below or as hereafter requested by the Staff, we do not believe that any additional revisions to the referenced Form 10-KSB or the Form 10-QSB need to be made.

As requested by the Staff, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Comment #1 - Explain to us how you considered paragraph 8 of Chapter 4 of ARB 43 in reporting this loss in operating loss rather than a charge to revenues.

Securities and Exchange Commission
March 11, 2005

Reply #1 - The CoinBank machines held for sale are not classified as inventory (current assets) but assets held for sale (noncurrent assets) because of the low turnover. CoinBank revenue is immaterial compared to the impairment of CoinBank machines charge. The impairment of CoinBank machines is classified as a period cost because there is insufficient CoinBank revenue. Otherwise, the combined product cost of capitalized software cost and cost of CoinBank machines sold will actually result in a negative gross profit. We considered paragraph 8 of Chapter 4 of ARB 43 but we believe reporting the impairment charge of assets held for sale is more meaningful than negative gross profit, i.e., the reader of the statement of operations can immediately understand the meaning of the impairment charge on the face of the statement of operations.

Comment #2 - Explain to us how you determined that including the amortization of capitalized software in operating loss rather than cost of revenues is appropriate and refer us to the accounting literature that you relied upon in your determination. Tell us how you considered Question 17 of FASB Staff Implementation Guide, SFAS 86 in your accounting for such costs.

Reply #2 - Software revenue to date has been immaterial (as noted in your comment #4) compared to the amortization of capitalized software cost and the only other source of revenue is from the sale of CoinBank machines. The amortization of capitalized software is classified as a period cost until there is sufficient software revenue. Otherwise, the combined product cost of capitalized software cost and cost of CoinBank machines sold will actually result in a negative gross profit. We considered Question 17 of the SFAS 86 Implementation Guide but we believe that presenting amortization of capitalized software is more meaningful than negative gross profit.

Comment #3 - Explain to us how you considered paragraph 8 of SFAS 86 which prescribes that the amortization of software development costs should be computed using the greater of the straight line or the ratio of gross revenues to expected total revenues, and consider revising your disclosure accordingly.

Reply #3 - Software revenue to date has been immaterial (as noted in your comment #4) compared to the amortization of software development cost. The amortization of software development cost is greater than the ratio of software gross revenue to expected software total revenue.

Comment #4 - Given that to date revenues derived from EMMA have been minimal and you have not entertained any definitive agreement with potential customers, explain to us how you considered these factors in concluding that the capitalized software development costs are not impaired.

Reply #4 - We do not believe that the capitalized software development costs are impaired because we have entertained and currently are in discussions regarding a number of material opportunities for the use of EMMA. EMMA is a key component of products being marketed by our recently formed Heuristic Technologies, Inc. subsidiary, which products we believe can generate significant amounts of revenues and profits. Indeed EMMA is one of the primary reasons motivating the former owners of the Heuristic assets, (acquired by us in 2004) to enter into the transaction with Cash Technologies. In addition, we are negotiating two other opportunities unrelated to Heuristic for the deployment of EMMA which also have the potential for significant profits. Revenues from the foregoing pending and contemplated transactions are expected to be material and should begin mid-year.

Securities and Exchange Commission
March 11, 2005

Comment #5 - We note that the conversion of debt into equity securities, including notes payable to stockholders, involved the reduction of the original conversion price and exercise price of the warrants. Explain to us how you accounted for these transactions and how you considered SFAS 84.

Reply #5 - The Company considered SFAS 84 Paragraph 3 and 4 which state that when convertible debt is converted using a “sweetner” then an expense shall be recognized and the conversion date shall be used as the date of record. The Company evaluated these transactions and the repricing and then recalculated the value of the transaction using Black-Scholes. An expense was recognized which was equal to the fair value of the repriced securities minus the current fair value of the original securities.

Comment #6 - Explain to us what “Income From Forgiveness of Debt” relates to, including but not limited to, your relationship with the creditor and refer us to the accounting literature that supports your treatment of this transaction.

Reply #6 - The $483,513 of indebtedness that was forgiven consisted of obligations owed by this company to various creditors including two entities with which the Company was involved in litigation in the past. During the six month period ended November 30, 2004, those debts were extinguished as a result of negotiations with creditors as well as settlement of two lawsuits. Income from forgiveness of debt, therefore, relates to writing off of the foregoing liabilities after settlements with the various creditors were reached. The Company does not have any direct relationship with these creditors. Since all debt extinguishments are fundamentally alike and produce the same result, the debtor is relieved of its obligations. Accounting for debt extinguishment is the same regardless of the manner in which the extinguishment is achieved. An extinguishment is accounted for by recognizing a gain or loss in the period the extinguishment occurs.

Comment #7 - With respect to your acquisition of Tomco Auto Products, Inc. tell us how you considered Instruction 2(iv) to Item 310(b) of Regulation S-B or revise the note accordingly.

Reply #7 -In connection with the completion of the Tomco Auto Products acquisition, we filed a Current Report on Form 8-K describing the acquisition and noting that the required pro forma and other financial statements related to that acquisition would be filed in January 2005 in another Form 8-K. However, we were unaware that Instruction 2(iv) to Item 310(b) of Regulation S-B required us to provide the pro forma data referenced by that Instruction for quarterly reports that are filed before the Form 8-K financial statements and pro forma data become available or are filed. If the referenced Instruction required us to include pro forma data in the Form 10-QSB for the period ending November 30, 2004, if requested by the Staff, we will revise the footnote in an amended Form 10-QSB. (Unfortunately, even if we had been aware of the requirement to file pro forma data in the November 30, 2004 10-QSB, we could not have done so since the interim period information of the seller was not yet available. The required pro forma and other financial statements are being finalized as of the date of this letter.) We will comply with Instruction 2(iv) to Item 310(b) of Regulation S-B in connection with future Forms 10-QSB, including the Form 10-QSB required to be filed on April 14, 2005.

Securities and Exchange Commission
March 11, 2005

Comment #8 - Tell us how you considered Item 310 (c) and (d) of Regulation S-B as it relates to providing historical financial statements and pro forma financial information for the business acquired or provide information accordingly. We may have further comment upon review of this information.

Reply #8 - As mentioned in response to Comment 7 above, we are aware that the historical financial statements and pro forma financial information for Tomco Auto Products (the business acquired) must be filed. Please see the Form 8-K filed on November 12, 2004. The audited financial statements of the selling entity to be filed in the amended Form 8-K will consist of the selling entity’s most recent balance sheet as of September 30, 2004 and statements of operations and cash flows for the two years then ended.  The selling entity’s pro forma information will be presented with the Company’s most recent current and prior interim periods ended August 31, 2004. We expect to file the amended Form 8-K by the end of next week and we are attaching a draft of the pro-forma financial statements that will be presented in the amended Form 8-K.

Comment #9 - Explain to us how you applied SFAS 141 to this acquisition including, but not limited to, the following:
•	The extraordinary gain recognized.
•	The fair value assigned to the assets and liabilities.
•	The identification of all assets acquired and liabilities assumed, including intangible assets that meet the criteria in paragraph 19.

Reply #9 - Under SFAS 141, the acquiring entity (TAP Holdings LLC, a majority owned subsidiary of Cash Technologies, Inc.) allocated the cost of the acquired entity (Tomco Automotive Products) to assets acquired and liabilities assumed based on their estimated fair values at date of acquisition (November 5, 2004). Prior to that allocation, the acquiring entity (a) reviewed the purchase consideration and (b) identified all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria regardless of whether or not they had been recorded in the financial statements of the acquired entity. The acquiring entity did not record any intangible assets.

Securities and Exchange Commission
March 11, 2005

The extraordinary gain is attributable to the excess of fair value of the assets acquired over the purchase price. The calculation of the excess of fair value over the purchase price is provided in the last paragraph of this Reply.

The acquiring entity used the following guidance for assigning amounts to assets acquired and liabilities assumed:
a.	Receivables at present values of amounts to be received determined at appropriate current interest rates, less allowances for uncollectibility and collection costs, if necessary.
b.	Inventories - consisting of finished goods, works in process and raw materials.
1.
Finished goods and merchandise, consisting of finished carburetors (Tomco’s primary product) were valued at their estimated selling prices less the sum of (a) costs of disposal and (b) reasonable profit allowance for the selling effort of the acquiring entity. The cost of disposal and profit allowance was based on the historical costs incurred by Tomco Auto Products.

2.
Work in process at estimated selling prices of finished goods less the sum of (a) costs to complete, (b) costs of disposal, and (c) reasonable profit allowance for the completing and selling effort of the acquiring entity based on profit for similar finished goods.

3.	Raw materials at current replacement costs.

As mentioned above the cost of disposal and profit allowance was based on the historical costs incurred by Tomco Auto Products. Since the date of the acquisition, TAP Holdings, LLC., a majority owned subsidiary of the Company, has recorded revenues of an estimated $3.5 million with an approximate 28 percent profit margin.

c.
Plant and equipment at the lower book value of $328,885 instead of current replacement cost due to the age of the equipment and uncertainties due to planned plant relocation. In accordance with SFAS 141 property & equipment was reduced to zero thus reducing the extraordinary gain to $5,999,951.

d.	Liabilities assumed for accounts payable and other claims payable at recorded amounts which approximate the present values of amount to be paid determined at appropriate current interest rates.
e.	Liabilities assumed for notes payable and long term debt, at present values of amounts to be paid determined at appropriate current interest rates
f.
The parties agreed to make adjustments to the purchase price, post-closing, under certain circumstances. This amount can be reasonably estimated. The Company expects a minimum of $250,000 reduction in the purchase price. The Company has not disclosed this due to it being a contingent gain.

A substantial portion of the extraordinary gain is attributable to the excess of fair value over the purchase price.

Securities and Exchange Commission
March 11, 2005

Assets purchased & liabilities assumed
Nov. 5, 2004

Assets
Cash	$116,565
Accounts receivable	$1,968,276
Accounts receivable other	$55,815

Inventory	$9,650,225
Less: inventory reserve	$(1,180,000)

Prepaid expenses	$372,367
Other assets	$18,230

Total Assets	$11,001,478

Liabilities

Accounts payable	$1,568,358
Warranty reserve	$202,490
Accrued expenses	$730,679

Total Liabilities	$2,501,527
Net Assets	$8,499,951
Purchase price	$2,500,000
Extraordinary gain	$5,999,951

Comment #10 - Explain to us how you accounted for the acquisition of Heuristic Technologies, LLC and the various agreements disclosed in the third paragraph on page 18, cite the specific accounting literature that supports your treatment for these transactions and consider expanding your disclosure in future filings. Also, tell us how you considered Item 310(c) and (d) and Instruction (2)(iv) to Item 310(b) of Regulation S-B with respect to these transactions.

Reply #10 -As disclosed in the referenced paragraph of the Form 10-QSB, our wholly owned subsidiary, Heuristic Technologies, Inc., acquired certain assets of Heuristic Technologies, LLC. These assets consisted of a patent, software, technology, ideas, know-how, technical data, processes, designs, inventions, work product and rights to two internet-based products and solutions. We accounted for the intangible and tangible assets at cost. The Company evaluates impairment under SFAS No. 142, Goodwill and Other Intangible Assets and SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Securities and Exchange Commission
March 11, 2005

The agreements to issue preferred stock of Cash Technologies to the two new executives in the future are considered as executory contracts and will be recorded if and when the contingency events happen in the future. Accordingly, we have not reflected these contingent executory contracts in our financial statement.

We do not believe that the acquisition of the Heurisitic assets represents either a purchase transaction or a business combination that would trigger Item 310(c) and (d) and Instruction (2)(iv) to Item 310(b) of Regulation S-B for the following reasons: (i) The amount of the assets acquired represented only very small percentage of our total assets at the time of the acquisition and the transaction, therefore, was below the threshold that would require a filing under Form 8-K or the presentation of financial statements; (ii) we purchased specific assets and did not purchase a business or any on-going operations. The assets that were acquired were used to market new products to new potential customers who were not customers of the seller.

Please contact the undersigned if you have any further comments or questions or if we can otherwise assist the Staff in its review of this company’s filed reports.

Very truly yours,
/s/ Edmund King
Edmund King, Chief Financial Officer

cc: Kathleen A. Collins

CASH TECHNOLOGIES, INC. AND SUBSIDIARIES
PRO-FORMA CONSOLIDATED BALANCE SHEETS
PERIOD ENDED MAY 31, 2004

ASSETS
	Tomco Auto Products	Adjustments		TAP Holdings, LLC		Cash Technologies, Inc.	Pro-forma
CURRENT ASSETS:
Cash	$138,877			$138,877		$20,951	$159,828
Accounts Receivable (net allowance)	2,088,896			2,088,896		2,383	2,091,279
Inventories (net reserve)	8,729,807			8,729,807		-	8,729,807
Prepaid Expenses and Other Receivables	384,976	(121,986)	(1)	262,990		32,035	295,025

TOTAL CURRENT ASSETS	11,342,556			11,220,570		55,369	11,275,939

CoinBank machines held for sale	-			-		675,439	675,439

PROPERTY AND EQUIPMENT (Net)	341,463	(341,463)	(2)	-		30,104	30,104

CAPITALIZED SOFTWARE	-			-		1,446,068	1,446,068

OTHER ASSETS	365,310	(324,470)	(3)	40,840		93,822	134,662

TOTAL ASSETS	$12,049,329			$11,261,410		$2,300,802	$13,562,212

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts Payable	$1,936,940			$1,936,940		$1,210,382	$3,147,322
Accrued Liabilities	540,523	435,756	(4)	976,279		1,482,072	2,458,351
Notes Payable - Tomco Owner	-	250,000	(5)	250,000		-	250,000
Bank Debt	-	1,802,490	(6)	1,802,490		197,800	2,000,290
Income Taxes Payable	(30,010)	30,010	(7)	-		-	-
Convertible Debt	-			-		751,566	751,566
Dividends Payable	-			-		1,209,281	1,209,281
Current Maturities of Notes Payable	720,000	(720,000)	(8)	-		4,558,662	4,558,662

TOTAL CURRENT LIABILITIES	3,167,453			4,965,709		9,409,763	14,375,472

OTHER LIABILITIES:
Long-Term Debt	5,806,214	(5,806,214)	(9)	-		-	-

TOTAL OTHER LIABILITIES	5,806,214			-		-	-

TOTAL LIABILITIES	8,973,667			4,965,709		9,409,763	14,375,472

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST				668,987	(14)	(23,200)	645,787

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred Stock	-	-		-		1,883,688	1,883,688
Common Stock	130,000	(130,000)	(10)	-		143,669	143,669
Additional Paid-In- Capital	66,239	583,761	(11)	(18,987)	(14)	30,292,720	30,273,733
Retained Earnings ( Accumulated Deficit)	2,901,984	(2,901,984)	(12)	-		(35,023,306)	(35,023,306)
Year-to-Date Income (Loss)	(22,561)	5,454,262	(13)	5,431,701		(4,382,532)	1,049,169

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	3,075,662			5,412,714		(7,085,761)	(1,673,047)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$12,049,329			$11,047,410		$2,300,802	$13,348,212

(1) Year end audit adjustments. Includes $70,000 A/R reserve and $144,000 warranty provisions reserve.
(1) Deferred tax benefit was adjusted as part of the purchase adjustments.
(2) Fixed assets were reduced to fair value at the time of purchase.
(3) Deferred tax benefit was adjusted as part of the purchase adjustments.
(4) Accrued liabilities adjusted as part of the purchase adjustments.
(5) The former owner agreed to hold a note of $250,000 as part of the purchase agreement.
(6) TAP Holdings, LLC. assumed a bank note as part of the purchase financing.
(7) Income tax liability adjusted as part of the purchase adjustments.
(8) Notes payable to bank adjusted as part of the purchase adjustments.
(9) Notes payable to bank adjusted as part of the purchase adjustments.
(10) Common stock adjusted as part of the purchase adjustments.
(11) APIC adjusted to reflect the $650,000 investment minus the minority interest allocation for 11% of total equity.
(12) Retained earnings adjusted as part of the purchase adjustments.
(13) Year-to-date income adjusted to reflect the pro-forma year-to-date income..
(14) Minority interest allocation of 11% of total equity.

CASH TECHNOLOGIES, INC. AND SUBSIDIARIES
PRO-FORMA CONSOLIDATED BALANCE SHEETS
PERIOD ENDED AUGUST 31, 2004

ASSETS
	Tomco Auto Products	Adjustments		TAP Holdings, LLC		Cash Technologies, Inc.	Pro-forma
CURRENT ASSETS:
Cash	$520,713			$520,713		$79,196	$599,909
Accounts Receivable (net allowance)	1,399,245			1,399,245		42,799	1,442,044
Inventories (net reserve)	8,523,470			8,523,470		-	8,523,470
Prepaid Expenses and Other Receivables	306,516	(128,911)	(1)	177,605		4,000	181,605

TOTAL CURRENT ASSETS	10,749,944			10,621,033		125,995	10,747,028

CoinBank machines held for sale	-			-		666,150	666,150

PROPERTY AND EQUIPMENT (Net)	342,988	(342,988)	(2)	-		35,149	35,149

CAPITALIZED SOFTWARE	-			-		1,306,126	1,306,126

OTHER ASSETS	365,300	(324,500)	(3)	40,800		93,822	134,622

TOTAL ASSETS	$11,458,232			$10,661,833		$2,227,242	$12,889,075

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts Payable	$1,633,084			$1,633,084		$1,217,940	$2,851,024
Accrued Liabilities	622,114	629,352	(4)	1,251,466		1,568,288	2,819,754
Notes Payable - Tomco Owner	-	250,000	(5)	250,000		-	250,000
Bank Debt	-	1,802,490	(6)	1,802,490		197,800	2,000,290
Income Taxes Payable	(174,606)	(174,606)	(7)	(349,212)		-	(349,212)
Convertible Debt	-			-		768,492	768,492
Dividends Payable	-			-		1,293,310	1,293,310
Current Maturities of Notes Payable	720,000	(720,000)	(8)	-		4,548,815	4,548,815

TOTAL CURRENT LIABILITIES	2,800,592			4,587,828		9,594,645	14,182,473

OTHER LIABILITIES:
Long-Term Debt	5,806,214	(5,806,214)	(9)	-		-	-

TOTAL OTHER LIABILITIES	5,806,214			-		-	-

TOTAL LIABILITIES	8,606,806			4,587,828		9,594,645	14,182,473

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST				644,688	(14)	(36,549)	608,139

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred Stock	-	-		-		2,665,688	2,665,688
Common Stock	130,000	(130,000)	(10)	-		143,669	143,669
Additional Paid-In- Capital	66,239	583,761	(11)	(18,987)	(14)	30,292,720	30,273,733
Retained Earnings ( Accumulated Deficit)	2,901,984	2,529,717	(12)	5,431,701		(39,489,867)	(34,058,166)
Year-to-Date Income	(246,797)	49,400	(13)	(197,397)		(943,064)	(1,140,461)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	2,851,426			5,215,317		(7,330,854)	(2,115,537)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$11,458,232			$10,447,833		$2,227,242	$12,675,075

(1) Year end audit adjustments. Includes $70,000 A/R reserve and $144,000 warranty provisions reserve.
(1) Deferred tax benefit was adjusted as part of the purchase adjustments.
(2) Fixed assets were zeroed out at the time of purchase.
(3) Deferred tax benefit was adjusted as part of the purchase adjustments.
(4) Accrued liabilities adjusted as part of the purchase adjustments.
(5) The former owner agreed to hold a note of $250,000 as part of the purchase agreement.
(6) TAP Holdings, LLC. assumed a bank note as part of the purchase financing.
(7) Income tax liability adjusted as part of the purchase adjustments.
(8) Notes payable to bank adjusted as part of the purchase adjustments.
(9) Notes payable to bank adjusted as part of the purchase adjustments.
(10) Common stock adjusted as part of the purchase adjustments.
(11) APIC adjusted to reflect the $650,000 investment minus the minority interest allocation for 11% of total equity.
(12) Retained earnings adjusted as part of the purchase adjustments.
(13) Year-to-date income adjusted to reflect the pro-forma year-to-date income..
(14) Minority interest allocation of 11% of total equity.

CASH TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FISCAL YEAR ENDED MAY 31, 2004

	Tomco Auto Products	Adjustments	TAP Holdings, LLC	Cash Technologies, Inc.	Pro-forma

NET REVENUES	$10,258,290	$-	10,258,290	$80,616	10,338,906
COST OF REVENUES	6,926,823	-	6,926,823	47,608	6,974,431

GROSS PROFIT (LOSS)	3,331,467	-	3,331,467	33,008	3,364,475

SELLING, GENERAL, & ADMINISTRATIVE EXPENSE	3,002,871	(247,535)	2,755,336	3,106,495	5,861,831
RESEARCH AND DEVELOPMENT	-	-	-	120,000	120,000
IMPAIRMENT ON COIN MACHINES	-	-	-	154,140	154,140
DEPRECIATION & AMORTIZATION EXPENSE	60,528	(60,528)	-	563,982	563,982

OPERATING GAIN (LOSS)	268,068	-	576,131	(3,911,609)	(3,335,478)

OTHER INCOME	(30,250)	-	(30,250)	(40,000)	(70,250)

INTEREST EXPENSE	383,231	(94,833)	288,398	553,767	842,165

INCOME (LOSS) BEFORE INCOME TAXES	(84,913)		317,982	(4,425,376)	(4,107,394)

INCOME TAXES	251,576	(250,776)	800	2,400	3,200

MINORITY INTEREST	-	(34,978)	(34,978)	45,244	10,266

NET INCOME (LOSS) BEFORE EXTRAORDINARY GAIN	(336,489)	-	282,204	(4,382,532)	(4,100,328)

EXTRAORDINARY GAIN	-	5,999,951	5,999,951	$-	5,999,951

MINORITY INTEREST - EXTRAORDINARY GAIN	-	(659,995)	(659,995)	$-	(659,995)

NET INCOME (LOSS)	$(336,489)	-	$5,622,161	$(4,382,532)	$1,239,629

Dividends & deemed dividends				$716,200	716,200

Net loss allocable to common
shareholders				$(5,098,732)	$523,429

Basic and diluted net loss per share - Continued Operations				$(0.44)	$0.05

Basic and diluted weighted average
shares of common stock outstanding				11,628,865	11,628,865

See notes to consolidated financial statements
Pro-forma Adjustments

(1) Salary and benefits paid for a non-active owner of Tomco Auto Products.
(2) Fixed assets at the time of purchase were zero thus all depreciation has been backed out.
(3) Interest has been recalculated based on the note at the time of purchase of $1,802,490 at 16% anuum.
(4) Income tax provisions made by Tomco Auto Products less $800 the Company would have paid to the CA FTB.

Purchase Adjustments

(5) 11% of loss before income taxes has been allocated to minority interest.
(6) Extraordinary gain recognized in the purchase of Tomco Auto products.
(7) 11% of extraordinary gain allocated to minority interest.

CASH TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
QUARTER ENDED AUGUST 31, 2004

	Tomco Auto Products	Pro-forma Adjustments		TAP Holdings, LLC	Cash Technologies, Inc.	Pro-forma

NET REVENUES	$3,194,709	$-		3,194,709	$14,764	3,209,473
COST OF REVENUES	2,583,037	-		2,583,037	13,126	2,596,163

GROSS PROFIT (LOSS)	611,672	-		611,672	1,638	613,310

SELLING, GENERAL, & ADMINISTRATIVE EXPENSE	822,322	(61,884)	(1)	760,438	675,264	1,435,702
RESEARCH AND DEVELOPMENT	-	-		-	45,000	45,000
DEPRECIATION & AMORTIZATION EXPENSE	14,101	(14,101)	(2)	-	140,642	140,642

OPERATING GAIN (LOSS)	(224,751)	-		(148,766)	(859,268)	(1,008,034)

INTEREST EXPENSE	130,971	(58,841)	(3)	72,130	97,145	169,275

INCOME (LOSS) BEFORE INCOME TAXES	(355,722)			(220,896)	(956,413)	(1,177,309)

INCOME TAXES	(131,486)	132,286	(4)	800	-	800

MINORITY INTEREST	-	24,299	(5)	24,299	13,349	37,648

NET INCOME (LOSS)	$(224,236)	-		$(197,397)	$(943,064)	$(1,140,461)

Dividends & deemed dividends					$84,029	84,029

Net loss allocable to common
shareholders					$(1,027,093)	$(1,224,490)

Basic and diluted net loss per share - Continued Operations					$(0.08)	$(0.09)

Basic and diluted weighted average
shares of common stock outstanding					12,891,574	12,891,574

See notes to consolidated financial statements

Pro-forma Adjustments

(1) Salary and benefits paid for a non-active owner of Tomco Auto Products.
(2) Fixed assets at the time of purchase were zero thus all depreciation has been backed out.
(3) Interest has been recalculated based on the note at the time of purchase of $1,802,490 at 16% anuum.
(4) Income tax provisions made by Tomco Auto Products less $800 the Company would have paid to the CA FTB.

Purchase Adjustments

(5) 11% of loss before income taxes has been allocated to minority interest.